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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                   Syntel Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    87162H103
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                                 (CUSIP Number)

                  Daniel M. Moore, Chief Administrative Officer
                                  Syntel, Inc.
                       525 East Big Beaver Road, Suite 300
                                 Troy, MI 48083
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 27, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. __

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)



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CUSIP No.     87162H103

1. Name of Reporting Persons

              Bharat Desai

2. Check the Appropriate Box if a Member of a Group

3. SEC Use Only

4. Source of Funds

              N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

              United States of America

7. Sole Voting Power

              151,800

8. Shared Voting Power

              19,770,850*

9. Sole Dispositive Power

              151,800

10. Shared Dispositive Power

              19,770,850*

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

              32,390,400 *  **

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

              79.2%

14. Type of Reporting Person

              IN

         * - The common stock with respect to which Mr. Desai shares voting and dispositive power includes (i) 4,659,346 shares held by the Neerja Sethi Irrevocable Trust f/b/o Saahill Desai dated February 28, 1997, now known as the NS Trust dated February 28, 1997 I ("Trust I"), (ii) 4,659,346 shares held by the Neerja Sethi Irrevocable Trust f/b/o Pia Desai dated February 28, 1997, now known as the NS Trust dated February 28, 1997 II ("Trust II"), (iii) 10,302,158 shares held by the Neerja Sethi Irrevocable Trust Agreement dated December 27, 2004, now known as the NS Trust Agreement dated December 27, 2004 VIII ("Trust VIII"), (iv) 75,000 shares held by the Neerja Sethi Irrevocable Trust f/b/o Saahill Desai dated May 17, 1997, now known as the NS Trust dated May 17, 1997 V ("Trust V"), and (v) 75,000 shares held by the Neerja Sethi Irrevocable Trust f/b/o Pia Desai dated May 17, 1997, now known as the NS Trust dated May 17, 1997 VI ("Trust VI"), over each of which Mr. Desai acts as co-trustee. Mr. Desai disclaims beneficial ownership of the 19,770,850 shares held by the Trust I, the Trust II, the Trust VIII, the Trust V and the Trust VI, as well as 1,800 shares held by various educational trusts for which Mr. Desai is the sole trustee.

         ** - Amount beneficially owned includes 12,467,750 shares Mr. Desai may acquire within 60 days of the date of this report.



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         This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission on January 7, 2005, as amended by Amendment No. 2 filed on February 14, 2005, on behalf of Bharat Desai (the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and restated as follows:

(a) As of the date of this Amendment No. 2, Mr. Desai is deemed to beneficially own an aggregate of 32,390,400 shares of Common Stock, which represents approximately 79.2% of the outstanding shares of Common Stock, based on the number of shares of Common Stock outstanding on October 31, 2005 as reported in Syntel's most recently available Quarterly Report on Form 10-Q. Mr. Desai disclaims beneficial ownership of an aggregate of 19,770,850 shares held by the Trust I, Trust VIII, Trust II, Trust V and Trust VI and certain other trusts for which Mr. Desai acts as co-trustee, as well as 1,800 shares held by various educational trusts for which Mr. Desai is the sole trustee.

(b) Mr. Desai has sole power to vote, direct the vote, dispose or to direct the disposition over 151,800 shares of Common Stock, and shared power to vote, direct the vote, dispose or to direct the disposition over 19,770,850 shares of Common Stock. Mr. Desai shares such power to vote, direct the vote, dispose or to direct the disposition with Mr. Parashar Ranade, as co-trustees of the Trust I, Trust VIII, Trust II, Trust V and Trust VI. Mr. Ranade's business address is c/o Syntel, Inc., 701 Brickell Ave., Suite 870, Miami, Florida 33131. Mr. Ranade is an analyst for HIG Capital, a private equity firm located at 1001 Brickell Bay Dr., Miami, FL 33131. During the past five years, Mr. Ranade has not been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ranade is a citizen of the United States of America.

(c) On December 27, 2005, Mr. Desai transferred 4,000,000 shares of Common Stock to the Bharat Desai Irrevocable Trust Agreement dated December 27, 2004 for tax and estate planning purposes. On December 1, 2005, December 20, 2005, December 22, 2005 and December 23, 2005, Mr. Desai transferred a total of 200,000 shares of Common Stock to the DS Foundation established December 2003.

(d) Not applicable.

(e) Not applicable.



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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

         Dated: January 5, 2006


                                              /s/ Bharat Desai
                                              -----------------------
                                              Bharat Desai